

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2022

Thanh H. Lam
Chief Executive Officer
Nova LifeStyle, Inc.
6565 E. Washington Blvd.
Commerce, CA 90040

> **Re: Nova LifeStyle, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed May 23, 2022**
> **File No. 333-261343**

Dear Ms. Lam:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-3

Exhibits

1.   The legal opinion filed as Exhibit 5.1 contains the following language, which appears to involve an inappropriate assumption by counsel, "assuming the Company completes all actions and proceedings required on its part to be taken prior to the issuance and delivery of the Shares pursuant to the terms of the Warrants, including, without limitation, collection of required payment for the Shares, if applicable." See Section II.B.3.a of Staff Legal Bulletin No. 19. Please file a revised opinion that removes this assumption.

       Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ralph V. DeMartino